3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

katzb@pepperlaw.com

February 9, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Sebastian Gomez Abero, Esq., Staff Attorney

Re:	IGI Laboratories, Inc.
Comments to Amendment No. 1 to the Registration Statement on Form S-3 filed on February 2, 2010 Commission File No. 333-163524

Ladies and Gentlemen:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form S-3 No. 333-163524 (the “Registration Statement”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 4, 2010 (the “Comment Letter”). Page references contained in the response are to Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Form S-3

1.

We note your response to comment 4. Please revise to provide this information on a per shareholder basis.

The following table sets forth the total possible profit the selling shareholders could have realized on the date of sale of the convertible preferred stock (March 13, 2009) as a result of the conversion discount for the securities underlying the convertible preferred stock on

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

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Securities and Exchange Commission

February 9, 2010

such date. As set forth in Amendment No. 2, the Company respectively advises the Staff that from and after the date of the issuance of shares of Series B-1 Convertible Preferred Stock, the holders of the Series B-1 Convertible Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent of the original issue price, which equals $6,000 per share, on each outstanding share of Series B-1 Convertible Preferred Stock. The Series B-1 Convertible Preferred Stock dividends shall accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided however, that except in the case of a liquidation or change in control of the Company, the Company is under no obligation to pay such dividends unless so declared by the Board of Directors. Accrued but unpaid dividends on shares of Series B-1 Convertible Preferred Stock are convertible into shares of common stock at a conversion ratio of $0.41 per share of common stock.

As set forth in Amendment No. 2, the Company respectfully advises the Staff that the selling stockholders that hold the Series B-1 Convertible Preferred Stock are Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P.

	Aggregate	Life Sciences Opportunities Fund II, L.P	Life Sciences Opportunities Fund (Institutional) II, L.P.
The market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock (March 13, 2009)	$0.58	$0.58	$0.58
The implied common stock conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock	$0.41	$0.41	$0.41
The common stock conversion ratio for each outstanding shares of convertible preferred stock on the date of the sale of the convertible preferred stock	14,634:1	14,634:1	14,634:1

Securities and Exchange Commission

February 9, 2010

The total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion of the convertible preferred stock on the date of issuance). Such amount takes into account that stockholder approval of the offering was prospectively obtained on May 15, 2009.	14,734,667	2,236,719	12,497,948
The combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock on the date of issuance	$8,546,107	$1,297,297	$7,248,810
The total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.	$2,504,893	$380,242	$2,124,651

The Company advises the Staff that it has added disclosure in response to the Staff’s comment on page 7 of Amendment No. 2 to disclose that the combined market price of the total number of shares underlying the Series B-1 Convertible Preferred Stock, calculated using the market price per share on the date of sale of the Series B-1 Convertible Preferred Stock and the total possible shares underlying the Series B-1 Convertible Preferred Stock on the original date of issuance of such shares is equal to $8,546,107 ($1,297,297 with respect to Life Sciences Opportunities Fund II, L.P. and $7,248,810 with respect to Life Sciences Opportunities Fund (Institutional) II, L.P.) and that the total possible discount to the market price as of the date of the sale of the Series B-1 Convertible Preferred Stock, calculated by subtracting the total amount paid for the Series B-1 Convertible Preferred Stock on the date of the sale of the Series B-1 Convertible Preferred Stock from the combined market price of the total number of shares underlying the Series B-1 Convertible Preferred Stock on that date is $2,546,107 ($380,242 with respect to Life Sciences Opportunities Fund II, L.P. and $2,124,651 with respect to Life Sciences Opportunities Fund (Institutional) II, L.P.).

Securities and Exchange Commission

February 9, 2010

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Hemanshu Pandya

Phil Forte

Joyce Erony